Exhibit (d)(9)

April 22, 2020

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor

New York, NY 10019

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Stone Harbor Investment Partners LP notifies you that it will waive its management fee with respect to and/or bear other expenses of the Funds listed below through September 30, 2021 to the extent that expenses of each class of a Fund, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, borrowing costs, organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
Stone Harbor Emerging Markets Debt Fund	0.75% for Institutional Class shares
1.00% for Distributor Class shares
Stone Harbor High Yield Bond Fund	0.65% for Institutional Class shares
0.90% for Distributor Class shares
Stone Harbor Local Markets Fund	1.00 % for Institutional Class shares
1.25 % for Distributor Class shares
Stone Harbor Emerging Markets Corporate Debt Fund	1.00 % for Institutional Class shares
1.25 % for Distributor Class shares
Stone Harbor Investment Grade Fund	0.50% for Institutional Class shares
0.75% for Distributor Class shares

Stone Harbor Investment Partners LP further notifies you that it will waive its management fee with respect to and/or bear other expenses of the Funds listed below through September 30, 2021 to the extent that expenses of each class of a Fund, inclusive of acquired fund fees and expenses of Stone Harbor advised funds, but exclusive of brokerage expenses, interest expense, taxes, borrowing costs, organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
Stone Harbor Strategic Income Fund	0.70% for Institutional Class shares
0.95% for Distributor Class shares
Stone Harbor Emerging Markets Debt Allocation Fund	0.85% for Institutional Class shares
1.10% for Distributor Class shares
Stone Harbor Emerging Markets Debt Blend Fund	0.85% for Institutional Class shares
1.10% for Distributor Class shares

With respect to each Fund, Stone Harbor Investment Partners LP shall be permitted to recover, on a class by class basis, expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s expenses fall below the annual rates set forth above; provided that the amount of such recovered fees and expenses does not cause the total annual operating expenses in any such year to exceed the applicable limits described above or any other lower limit then in effect. A Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.

During the periods covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trust.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

STONE HARBOR INVESTMENT PARTNERS LP

By:	/s/ Adam J. Shapiro
Name:	Adam J. Shapiro
Title:	General Counsel

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